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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 11, 2005

Commission file number:   0-30052

Carmanah Technologies Corporation

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

                 No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

                  No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation

(Registrant)

“Peeyush Varshney”

Date:   July 11, 2005

____________________________________

Peeyush Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

July 11, 2005

Item 3.

Press Release

July 11, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce its results for the three and six months ended June 30, 2005 and 2004.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

            (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 11th day of July 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

                                   July 11, 2005

                                     (No.2005-07-20)

CARMANAH ANNOUNCES RECORD FINANCIAL RESULTS FOR Q2 2005

Revenues Increase 87% to $6.5 Million

Profit of $387,000

Victoria, British Columbia, Canada - July 11, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce its results for the three and six months ended June 30, 2005 and 2004.

Highlights for the Quarter:

  Record Q2 2005 revenues of $6,542,507, representing an 87% increase over Q2 2004;

  2005 year-to-date revenues at record $11,392,049, representing a 50% increase over the same six-month period in 2004;

  Sales order backlog of $1.64 million at close of quarter;

  Net income for the quarter of $387,217 (6% of sales) as compared to a net loss of $156,189 in 2004;

  Year-to-date net earnings of $650,639 (6% of sales) as compared to $213,303 (3% of sales) in 2004.

"We are very pleased with Carmanah's performance for the first six months of 2005", states Carmanah's CEO, Art Aylesworth.  "We are on target with management's expectations, and all vertical markets are now contributing significantly to the Company's revenues.  In particular, we are seeing a breakout year in the sales of our transit shelter and bus stop lighting products with more than $1.8 million in sales in Q2 2005 alone."

It should be noted that Carmanah's results for the first six months of 2005 do not include revenues from the Company's  acquisition of Soltek Powersource Ltd. which closed effective July 1, 2005.  Combined revenues will be reflected in the Company's third quarter results.

Summary of Results

Revenues

Carmanah's revenues for the three months ended June 30, 2005 were $6,542,507 as compared to $3,504,092 for the same period in 2004, representing an 87% increase.  Revenues for the six months ended June 30, 2005 were $11,392,049, as compared to $7,617,793 for the same period in 2004, representing a 50% increase.

Revenues were derived from the sale of solar-powered LED lighting illumination products to the marine, aviation, transit and roadway markets, as well as from the sale of LED edge-lit signs for point-of-purchase, branding, wayfinding and architectural applications.  Sales were  realized through both a worldwide distribution network and direct sales efforts.

Carmanah's Transit Division achieved record sales for Q2 2005 in the amount of $1,864,003, representing 28% of Carmanah's total sales for the period.  This amount is equivalent to the total transit sales achieved during all of 2004.  Carmanah is pleased to see another one of its emerging vertical

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

markets increase its contribution to revenues, providing a more balanced source of revenues to the Company.

Gross Profit Margin

Carmanah's gross profit margin in Q2 was 46%, compared to 57% for the same period in 2004 and compared to a 52% annual average for 2004.  For the six months ended June 30, 2005 gross profit margin was 49%, compared with 55% for the same period in 2004.  The decrease in gross profit margin is primarily attributed to the increased contribution from the Company's Transit Division.  Although the Transit Division contributed the highest percentage to overall sales, it did so at a lower gross profit margin than all of the Company's other divisions.  In particular, the Company delivered orders to some key transit customers at significantly lower margins for strategic purposes.  As this market vertical matures, Carmanah anticipates that it can strengthen its gross margin through improved manufacturing processes and more efficient materials purchasing.

Wages and Benefits

Wages and benefit expenses for the three months ended June 30, 2005, increased 16% to $1,202,770, compared with $1,039,298 for the same period in 2004.  For the six months ended June 30, 2005, wages and benefits expense increased 21% to $2,233,269, compared with $1,844,239 for the same period in 2004.  In support of planned growth and expansion, the Company has broadened and strengthened its executive and middle management teams, resulting in increased senior staffing levels in 2005 over 2004.  Furthermore, the Company has invested in staffing its UK office and continues to hire administrative staff in support of increased volumes and sales growth.  As a percentage of sales, total wages and benefits for the six months ended June 30, 2005 were 20%, down from 24% for the same period in 2004.

Office and Administration

Office and administration expenses in first quarter 2005 were $453,658, representing a 77% increase over same period in 2004 of $256,083.  For the first six months of 2005, office and administration expenses were $904,548, an 80% increase over $502,885 for the same period on 2004.  The increase through first and second quarters is due primarily to overall growth and expansion in facilities and resources.  The Company expanded its Victoria facility to include an additional 6,000 square feet for LED illuminated roadway sign manufacturing and opened an office in London, England (in late 2004).   These expansions resulted in increased rent and facility costs as well as general office, administration and information technology in support of new hires for these facilities.

Research and Development

During Q2 2005, research and development expenses of $486,787 represented a 35% increase over $360,078 in the comparative quarter for 2004.  For the six months ended June 30, 2005, research and development expenses of $850,012 represented a 22% increase over the same period in 2004.

The Company continues to invest in research and development in support of all verticals.  In the marine sector, the Company is completing development of a re-modeled 700 series lantern that provides lighting to up to four nautical miles.  In the roadways sector, the development team continues to work towards improvements to the design and manufacturing specifications of its roadway signs.  In the transit sector, the engineering team is developing new, lower-cost design solutions for the Company's i-SHELTER(TM) solar illuminated bus shelter product.

As a percentage of sales for the six months ended June 30, 2005, research and development expenses decreased to 7% of sales, compared with 9% of sales for the same period in 2004.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

Sales and Marketing

Sales and marketing expenses in Q2 2005 were $418,478 representing a 13% increase over same period in 2004 of $369,772, and for the six months ended June 30, 2005 was $776,103 representing a 17% increase over $663,545 in the same period for 2004.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  Sales and marketing expense for the six months ended June 30, 2005 is 7% of total sales, down from 9% for the same period 2004.

Income Tax

The Company utilized a portion of its carry forward investment tax credits, tax losses and SRED pools in order to minimize any current tax expense.  The future income tax effect arising from the use of these items has been offset against available tax losses not previously recognized.

Earnings

Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $476,243 for the three months ended June 30, 2005 as compared to $(31,123) for the same period in 2004, and for the six months ended June 30, 2005, EBITDA was $801,433 as compared to $452,012 for the same period in 2004.

Net earnings for the three months ended June 30, 2005 were $387,217 (6% of sales), compared to a net loss of $156,189 in 2004.  Net earnings for the six months ended 2005 were $650,639 (6% of sales) compared with $213,303 (3% of sales) in 2004.

Carmanah is starting to see some of its general operating expenses grow at a slower rate than its sales, resulting in total operating expenses declining as a percentage of sales.  Total operating costs in Q2 2005 represented 41% of total sales, down from 48% in Q1 2005. In addition, for the six months ended June 30, 2005, operating costs represented 44% of total sales compared to 52% for the same period in 2004.

Balance Sheet Highlights

Carmanah's cash, cash equivalents, and short-term investments at June 30, 2005 were $8,592,174, compared to $7,751,411 at December 31, 2004. Net cash usage from operations and investing activities was $809,061, which included over $300,000 in leasehold improvements and equipment for the new roadways sign manufacturing facility.  During the six months ended June 30, 2005, the Company raised $1,193,693 from the exercise of warrants and stock options. Net working capital for the six months ended June 30, 2005 was $13,241,671, with a current ratio of 5:1 and $7,798 of non-current debt obligations.

Subsequent Events

Subsequent to June 30, 2005, effective July 1, 2005, the Company acquired all of the issued and outstanding shares of Soltek Powersource Ltd. ("SPS"), a leading manufacturer/supplier of solar power systems for industrial, government, residential and retail applications.  Carmanah paid $6 million in cash from existing funds and 1,503,756 in common shares at $2.66 per share.  An additional contingent payment of up to $2 million worth of common shares at $2.66 may also be payable if SPS reaches specified revenue targets (pro-rated between $9 million and $12 million) and an EBITDA in excess of 5.5% of revenue for the six month period ending December 31, 2005.  Principal vendors have been issued 300,000 performance warrants with an exercise price of $2.79 (being the weighted average trading price on the closing date of June 30, 2005, conditional upon SPS reaching increased revenue targets (prorated between $12 million and $14 million) and an EBITDA in excess of 5.5% of revenue for the six months ending December 31, 2005.  The shares issued to the principal vendors will be held in a pooling agreement providing for the pro rata release of the shares over a two year period after closing.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies that fundamentally change the way its customers operate.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

(Expressed in Canadian dollars)

June 30, 2005 and December 31, 2004

(Unaudited - Prepared by Management)

	June 30, 2005	December 31, 2004
	(unaudited)	(audited)
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,242,174	$ 901,411
Short term investments	7,350,000	6,850,000
Accounts receivable, net	3,869,179	2,385,728
Inventories	3,242,537	2,758,250
Receivable from forward foreign exchange contract	623,750	1,834,350
Prepaid expenses and deposits	162,959	271,337
	16,490,599	15,001,076
Equipment and leasehold improvements, net	1,544,552	1,072,434
Patents and intangible assets, net	183,280	170,484
Goodwill	3,072,173	3,072,173
Future income taxes	550,000	550,000
Total Assets	$21,840,604	$ 19,866,167
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 2,576,775	$ 1,327,693
Payable under forward foreign exchange contract	614,260	1,803,300
Deferred revenue	-	45,421
Future income taxes	44,000	44,000
Current portion of obligation under capital lease	13,893	21,573
	3,248,928	3,241,987
Obligation under capital lease	7,798	13,755
	3,256,726	3,255,742
Shareholders' Equity:		
Share capital	17,513,325	16,322,119
Contributed surplus	742,298	610,690
Retained Earnings (Deficit)	328,255	(322,384)
	18,583,878	16,610,425
	$21,840,604	$ 19,866,167

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S(TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	**2005**	2004
Sales	$ **6,542,507**	$ 3,504,092	$ **11,392,049**	$7,617,793
Cost of Sales	**3,504,571**	1,509,984	**5,826,684**	3,457,131
	3,037,936	1,994,108	**5,565,365**	4,160,662
Operating Expenses				
Wages and benefits	**1,202,770**	1,039,298	**2,233,269**	1,844,239
Office and administration	**453,658**	256,083	**904,548**	502,885
Sales and marketing	**418,478**	369,772	**776,103**	663,545
Research and development	**486,787**	360,078	**850,012**	697,981
Bank charges and interest	**28,772**	26,612	**47,390**	56,139
Amortization of:	-			
Equipment and leaseholds	**92,501**	96,463	**167,192**	175,502
Intangible assets	**11,252**	10,128	**22,121**	19,753
	2,694,218	2,158,434	**5,000,635**	3,960,044
Operating income (loss)	**343,718**	(164,326)	**564,730**	200,618
Other income				
Interest and other income	**43,499**	8,137	**85,909**	12,685
	387,217	(156,189)	**650,639**	213,303
Income tax expense (recovery)				
Current income taxes	**184,000**	64,000	**248,000**	270,000
Future income taxes	**(184,000)**	(64,000)	**(248,000)**	(270,000)
Net earnings (loss)	**387,217**	(156,189)	**650,639**	213,303
Retained Earnings (Deficit), beginning of period, as previously reported	**(58,962)**	(545,715)	**(322,384)**	(741,505)
Adjustment for stock compensation expense	-	-	-	(173,702)
Retained Earnings (Deficit), beginning of period, restated	**(58,962)**	(545,715)	**(322,384)**	(915,207)
Retained Earnings (Deficit), end of period	$ **328,255**	$ (701,904)	$ **328,255**	$ (701,904)
Earnings (loss) per share - basic and fully diluted	$ 0.012	$ (0.005)	$ 0.020	$ 0.007
Weighted average number of shares outstanding:				
Basic	**32,603,372**	30,313,249	**32,422,442**	29,268,704
Diluted	**34,464,714**	30,313,249	**34,283,784**	31,729,335

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com